EXHIBIT 99.1

Foremost Lithium Returns 2.13% Li2O and 1.86% Li2O in Samples from its Zoro and Jean Lake Properties and Begins Preparation for Winter Drill Program

Highlights Include:

  Initial phase of rock sampling return assay of up to 2.13% Li2O at the Zoro Lithium Project and values of up to 1.86% Li2O at Jean Lake Lithium Project
  Jean Lake Property displayed promising lithium mineralization with significant upside potential.
  Zoro Project presents further potential to delineate future resources on spodumene-bearing dykes.

VANCOUVER, British Columbia, Oct. 12, 2023 (GLOBE NEWSWIRE) -- Foremost Lithium Resource & Technology Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost Lithium”, “Foremost” or the “Company”), a North American hard-rock lithium exploration company, today announced positive results returned from the rock sampling program on its Peg North, Grass River Claims, Jean Lake, and Zoro properties, including high-grade lithium values and spodumene mineralization at both the Zoro and Jean Lake Property.

Dahrouge Geological Consulting Ltd. (“DGC”) conducted a large-scale surface exploration program on Foremost’s four Lithium Lane properties for Lithium Cesium Tantalum (“LCT”) pegmatites this past summer, focusing interest towards pre-defined, high-priority targets on the Zoro and Jean Lake Property.

“The compilation of work has yielded highly promising results from sampling to date, and the team at Dahrouge continues to demonstrate their ability to execute a successful exploration program,” said Jason Barnard, President and Chief Executive Officer of Foremost Lithium. “Our 2023 exploration campaign is focusing on our high-quality assets and is supported by extensive geological data. The potential of this fertile area gives us great confidence as we define drill targets in preparation in this upcoming drill program. We look forward to proving results for our company and our shareholders.”

Samples were shipped to SGS Laboratories (Burnaby) for analysis which used a total dissolution of the sample by sodium peroxide fusion and ICP-MS finish. This analytical approach is the standard analytical technique used by the Company on its Zoro and Jean Lake lithium projects. QAQC samples were inserted into the sample sequence at a rate of 5%, utilizing certified reference material and quartz blanks.

Zoro Property

Figure 1-0 – Grab samples taken on the Zoro Property during the 2023 field program

At the Zoro Property, the mapped spodumene occurrence at Dyke 1, was revisited for sampling and detailed structural mapping to assist with targeting for the upcoming winter drill season. This was revisited for sampling and hosts an inferred resources of 1,074,567 tons at a grade of 0.91% Li2O, with a cut-off of 0.3% in accordance with the Company’s SK-1300 Technical Report Summary (2023) and NI-43101 Technical Report (2018). DCG verified the presence of spodumene-mineralized pegmatite on surface at Dyke 1. Eight (8) pegmatite samples, five (5) containing spodumene, were collected for assay. Assay highlights can be found in Table 1.

Sample ID	Li (ppm)	Li2O (%)	Cs2O (ppm)	Ta2O5(ppm)
153291	9883	2.13	161	44
153292	2627	0.57	178	44
153293	2979	0.64	147	60
153294	479	0.10	418	106
153295	5062	1.09	364	37
153296	6734	1.45	252	94

Table 1 – Assay highlights from grab samples taken on the Zoro property during the 2023 field program.

Figure 2-0 – Overview of the Zoro Property showing spodumene-bearing pegmatites and untested LCT pegmatites which are targets for future exploration.

DAHROUGE GEOLOGICAL CONSULTING LTD.
www.dahrouge.com
info@dahrouge.com
780-434-9808
DAHROUGE GEOLOGICAL CONSULTING LTD.
FOREMOST LITHIUM

Photo 1 – Large spodumene crystals at Dyke 1 on the Zoro Property.

153291
153291
153291
DAHROUGE
GEOLOGICAL
CONSULTING LTD.
FOREMOST
LITHIUM

Photo 2 – A grab sample from Dyke 1 on the Zoro Property that assayed at 2.13% Li2O

Jean Lake Property

Spodumene-pegmatite occurrences (B1, B2, and B3) that are collectively known as the “Beryl Pegmatites” were sampled and mapped in further detail to assist with drill targeting for the upcoming drill season. Additional overburden was stripped from the B1 and B2 occurrence, revealing more spodumene mineralization. Four (4) chip samples were collected during the 2023 field program, three (3) of which were from spodumene bearing pegmatite. Samples taken from the B1 pegmatite hosted coarse-grained, pale green spodumene that ranged from 5cm to 0.70m (Photo 1). Samples taken from the B2 pegmatite hosted abundant apple-green to yellow-green spodumene that ranged from 5cm to 15cm (Photo 3). Assay highlights are presented in Table 2 below.

Sample ID	Li (ppm)	Li2O (%)	Cs2O (ppm)	Ta2O5(ppm)
153026	8434	1.82	24	1
153027	64	0.01	1	0
153029	8635	1.86	27	10

Table 2 – Assay highlights from 2023 chip samples field program

Figure 3-0 – 2023 chip samples on the Jean Lake Property.

Photo 3 – Spodumene-rich boulder excavated during historical blasting at the B2 pegmatite.

DAHROUGE GEOLOGICAL CONSULTING LTD.
FOREMOST LITHIUM

Photo 4 – Large spodumene crystals found in outcrop at the B1 pegmatite; Sample 153026

Next Steps – Winter Drill Program

Steps towards applying for a work permit and drill targeting are currently underway for a winter drill program in the coming months on both the Zoro and Jean Lake Properties. Drilling on Zoro will seek to expand the existing resource on Dyke 1, as well as further investigate the spodumene-bearing pegmatites on Dyke 8 and Dyke 16. The drill program at Jean Lake will follow up on the results from the winter 2023 drill program with the hopes of expanding the high-grade spodumene occurrences at B1 and B2.

Qualified Person

The technical information contained in this news release has been reviewed by Matthew Carter B.Sc., P.Geo., of Dahrouge Geological Consulting, who is a “Qualified Person” as defined in NI 43-101 and as defined by SEC’s S-K 1300 rules for mineral deposit disclosure.

On Behalf of the Board of Directors
Jason Barnard, President and CEO
Email: info@foremostlithium.com
Phone: +1 (604) 330-8067

About Foremost Lithium

Foremost Lithium (NASDAQ: FMST) (CSE: FAT) (FSE: F0R0) (WKN: A3DCC8) is a hard-rock lithium exploration company focused on empowering the North American clean energy economy. Foremost’s strategically located lithium properties extend over 43,000 acres in Snow Lake, Manitoba, and hosts a property in a known active lithium camp situated on over 11,400 acres in Quebec called Lac Simard South.

Foremost’s four flagship Lithium Lane Projects; Zoro, Jean Lake, GRC, and Peg North as well as its Lac Simard South project are located at the tip of the NAFTA superhighway to capitalize on the world's growing EV appetite, strongly positioning the Company to become a premier supplier of North America's lithium feedstock. As the world transitions towards decarbonization, the Company's objective is the extraction of lithium oxide (Li₂O), and to subsequently play a role in the production of high-quality lithium hydroxide (LiOH), to help power lithium-based batteries, critical in developing a clean-energy economy. Foremost Lithium also has the Winston Gold/Silver Property in New Mexico USA. Learn More at www.foremostlithium.com.

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Forward-Looking Statements

This news release contains "forward-looking statements" and "forward-looking information" (as defined under applicable securities laws), based on management's best estimates, assumptions, and current expectations. Such statements include but are not limited to, statements with respect to the plans for future exploration and development of the Company's properties and the acquisition of additional exploration projects. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "expects", "expected", "budgeted", "forecasts", "anticipates" "plans", "anticipates", "believes", "intends", "estimates", "projects", "aims", "potential", "goal", "objective", "prospective", and similar expressions, or that events or conditions "will", "would", "may", "can", "could" or "should" occur. These statements should not be read as guarantees of future performance or results. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those expressed or implied by such statements, including but not limited to: risks related to the receipt of all necessary regulatory and third party approvals for the proposed operations of the Company's business and exploration activities, risks related to the Company's exploration properties; risks related to international operations; risks related to general economic conditions, actual results of current exploration activities, unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; fluctuations in prices of commodities including lithium and gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in reserves; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in the completion of exploration, development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in jurisdictions in which the Company operates. . Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The forward-looking statements and forward-looking information are made as of the date hereof and are qualified in their entirety by this cautionary statement. The Company disclaims any obligation to revise or update any such factors or to publicly announce the result of any revisions to any forward-looking statements or forward-looking information contained herein to reflect future results, events, or developments, except as require by law. Accordingly, readers should not place undue reliance on forward-looking statements and information. Please refer to the Company's most recent filings under its profile at www.sedar.com for further information respecting the risks affecting the Company and its business.

The Canadian Securities Exchange has neither approved nor disapproved the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostlithium.com

Investor Relations
Michael Kim or Brooks Hamilton
MZ North America
+1 (737) 289-0835
FMST@mzgroup.us

Appendix I – Sample Results Sample ID	Easting	Northing	Li (ppm)	Cs (ppm)	Ta (ppm)
153026	452686	6076406	8434	22.7	1.1
153027	452688	6076418	64	1.2	0.25
153028	452657	6076470	14	2	2.9
153029	452827	6076320	8635	25.9	8.4
153288	458571	6078894	5	56	49.9
153289	458568	6078904	11	36.3	62.9
153291	458527	6078936	9883	152	36.3
153292	458535	6078935	2627	168	36.2
153293	458525	6078949	2979	139	49.4
153294	458502	6079056	479	394	87.2
153295	458495	6079046	5062	343	30.6
153296	458497	6079023	6734	238	76.7
153277	471636	6087768	36	12.4	39.8
153278	471631	6087751	35	10.1	23.3
153279	471616	6087740	25	11.8	35.4
153280	471567	9087169	35	15	72.8
153281	471493	6086820	25	7.6	2.9
153282	472496	6081260	27	1.5	0.25
153283	472491	6081264	13	4.2	0.25
153284	472315	6082485	26	19.8	0.6
153285	475656	6084561	23	1.1	0.25
153286	476536	6084594	16	1	0.25
153287	476588	6084569	17	1.6	0.25
153001	465525	6088798	48	2.3	0.6
153002	465654	6088773	44	15.5	7.6
153003	458683	6061725	410	40.8	0.6
153004	458683	6061725	57	5.3	2.6
153005	466525	6089258	121	5.7	0.25
153006	466829	6089572	40	0.8	0.25
153007	466403	6090059	74	13.1	5.4
153008	466484	6090068	98	0.4	0.25
153009	464309	6087074	48	14.2	1.3
153010	464304	6087070	55	15	0.6
153011	646310	6087068	80	28.8	1.9
153201	465908	6089973	41	3.2	0.9
153202	465895	6090518	24	1.8	0.25
153203	466004	6090730	68	1.3	1.1
153204	465988	6090927	36	6.8	0.25
153205	465985	6090927	58	3.4	0.25
153206	466070	6090815	57	3.1	0.6
153207	466223	6090617	139	5	1.4
153208	464184	6087760	61	3.1	0.25
153209	464200	6087765	102	10.4	0.9
153210	464214	6087759	82	2.9	0.25
153211	464221	6087752	93	4.7	1
153212	464220	6087740	117	0.8	0.25
153213	464253	6087861	149	18.2	3.9
153214	464209	6087925	79	6.1	2.9
153215	467965	6088927	99	3.2	0.5
153251	465064	6089353	17	0.05	0.25
153252	465220	6089935	82	3.2	0.25
153253	465204	6090028	24	2.2	1.2
153254	465165	6090227	21	15.8	4.8
153255	463953	6087389	61	1.1	0.25
153256	463722	6087178	57	3.6	1.2
153257	464160	6088129	65	4.3	0.9
153258	464123	6088061	51	6.5	0.7
153259	464186	6088007	94	4.1	0.7
153260	463651	6087816	54	13.9	2.1
153261	463708	6087726	37	6.5	0.9
153262	463601	6087879	42	4.1	1
153263	464220	6091437	51	2.1	0.25
153264	464226	6091441	58	1.5	0.25
153265	464282	6091429	54	2.4	0.25
153266	464304	6091510	64	1.5	0.25
153267	464114	6091186	16	0.1	0.25
153268	464111	6091189	18	0.2	0.25
153269	466647	6089091	43	43	11.2
153271	467009	6088844	5	0.05	0.25
153272	466675	6089738	62	0.8	0.25
153273	466646	6089833	15	37.1	7.7
153274	467140	6089650	11	2	0.25
153275	466714	6089336	49	12.6	6.5
153276	467176	6088904	97	4	0.25

Images accompanying this announcement are available at:

https://www.globenewswire.com/NewsRoom/AttachmentNg/90466000-384d-49c6-b280-3299525c6c84

https://www.globenewswire.com/NewsRoom/AttachmentNg/b0114c4e-810d-4afc-897e-d03a5750b22b

https://www.globenewswire.com/NewsRoom/AttachmentNg/3b72d00c-8927-4f80-bedf-60ba4516faf2

https://www.globenewswire.com/NewsRoom/AttachmentNg/deacccd6-3b70-4802-bddc-6568230ca89d

https://www.globenewswire.com/NewsRoom/AttachmentNg/37638332-4844-4aaf-8a7a-ee93312d83e0

https://www.globenewswire.com/NewsRoom/AttachmentNg/4767bad9-3b79-4e6b-94dc-c805b042a983

https://www.globenewswire.com/NewsRoom/AttachmentNg/805be3b7-0663-44bf-bff0-280c350f5f1b